Exhibit 99.2

SUPPLY CHAIN TRANSPARENCY REPORT

FY 2023

Introduction

This report constitutes the first report published in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) covering the financial reporting year ended December 31, 2023 and is made on behalf of Nuvei Corporation and its subsidiary Nuvei Technologies Corp. (collectively, “Nuvei”). This report also sets forth the steps Nuvei has put in place to mitigate modern slavery in our business and at each step of the production of goods in Canada or elsewhere or of goods imported into Canada by Nuvei. For the purposes of this report, modern slavery includes, but is not limited to, forced or compulsory labour, slavery, servitude, child labour or human trafficking, or acts committed with the intent of any of the foregoing.

Structure, Operations and Supply Chain

Nuvei Corporation (Nasdaq: NVEI) (TSX: NVEI) is incorporated pursuant to the Canada Business Corporations Act. Our corporate headquarters, which includes product development, sales, marketing, and business operations, is located in Montreal, Québec. We have 20 offices around the globe and, as at December 31, 2023, we employed 2,202 employees throughout North America, Latin America, Europe, Middle East and Africa (MEA), and Asia Pacific. We generated revenues of US$1,189.9 million in our financial year ended December 31, 2023. Additional information with respect to our legal corporate structure can be found in our Annual Information Form for the fiscal year ended December 31, 2023 on www.sedarplus.ca.

We are a global payment company providing payment technology and solutions to businesses across North America, Europe, Asia Pacific, MEA, and Latin America. Nuvei’s proprietary modular platform enables customers to pay or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences, and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we connect our customers with their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets. With support for 680 alternate payment methods (APMs), and 150 currencies, our customers can capture every payment opportunity that comes their way.

We distribute products and technology through three channels: (i) Global Commerce, (ii) B2B, Government and independent software vendors (ISVs), and (iii) small-and-medium sized businesses (SMBs). Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and industry to optimize sales.

Nuvei does not manufacture goods or handle raw materials. As a technology-based company, we consider our supply chains to be low-risk with respect to modern slavery. Our vendors generally provide services such as consulting, professional advisory services, information technology (IT) hardware and software services, and in some cases, they may provide office equipment and office space.

Measures to Prevent and Reduce the Risks of Modern Slavery

At Nuvei, we are committed to practicing business responsibly and ethically as we work to reach our goal of creating bigger and better payment opportunities for all. We have a zero-tolerance approach regarding modern slavery.

We took the following steps over the previous financial year to reduce the risk of modern slavery in our business and supply chains:

•	Identified important vendors in our supply chain;

•	Implemented a due diligence process for important vendors including:

o	the requirement for important vendors to complete a questionnaire focused on modern slavery in the vendor’s business and its supply chains;

o	a review and assessment of the policies and procedures for certain important vendors where deemed appropriate; and

•	Designed an annual review process for important vendors as well as for new important vendors.

Details of our due diligence process and risk assessment are set out in this report.

Policies and Due Diligence Process

a)	Code of Ethics

Nuvei has a Code of Ethics in place that is a testament to the high ethical standards that lay at the foundation of our business. We emphasize honesty, professional responsibility, and compliance with the standards and regulations governing our business activity. Since we believe that these values are important at all levels of decision-making, the Code of Ethics applies to all our personnel, which includes employees, managers, officers, and directors. It also extends to our vendors who are expected to act in alignment with our values and high ethical standards. The Code covers a large scope of activities and topics, including harassment, discrimination, and health and safety in the workplace.

In accordance with the Code of Ethics, Nuvei personnel and vendors who become aware of a violation of the Code or of any illegal or unethical behaviour have an obligation to report their concerns immediately in accordance with our Whistleblower Policy.

b)	Global Anti-Discrimination and Human Rights Policy

Nuvei has also adopted a Global Anti-Discrimination and Human Rights Policy in the Workplace, which embodies our commitment to operating our business free of discrimination and that promotes the respect of fundamental human rights. This Policy expressly sets out our zero-tolerance approach to modern slavery and establishes the expectation that our vendors comply with applicable laws and regulations relating to modern slavery. The Policy also applies to all of Nuvei’s employees, managers, officers, directors, agents, representatives, partners, and advisors. Violations under this Policy constitute violations of Nuvei’s Code of Ethics.

c)	Whistleblower Policy

In order to foster a climate of openness and honesty, Nuvei has adopted a Whistleblower Policy that provides a procedure for Nuvei personnel to report in good faith concerns or complaints pertaining to any known or suspected improper practices, questionable acts, misconduct, violations of law or any other violations of Nuvei’s Code of Ethics without fear of retaliation, harassment or an adverse employment consequence.

To this end, as described in our Whistleblower Policy, employees are encouraged to report concerns through normal management channels. However, if an employee prefers to report a concern outside normal management channels, they can do so by contacting the General Counsel and Corporate Secretary, the Chair of the Audit Committee, or by submitting an anonymous report through Nuvei’s confidential third-party hotline. Any such complaints or concerns that are received will be reviewed by the General Counsel and Corporate Secretary and handled in accordance with the procedures described in the Whistleblower Policy. Nuvei vendors are also expected to report any incidents in accordance with the Whistleblower Policy.

d)	Due Diligence Process

As part of our commitment to fight against modern slavery, we have implemented a due diligence process for our important vendors, which includes vendors in high-risk industries and geographies. This process aims to flag vendors whose supply chains are at risk of exposure to modern slavery and to identify the processes and policies our vendors have in place to avoid and reduce modern slavery risks. At Nuvei, we expect that our vendors respect human rights standards and mitigate modern slavery within their businesses and supply chains.

Our due diligence process covers key factors useful in identifying modern slavery risks, such as the vendor’s structure, activities, geography, policies, compliance with national labour laws and regulations, and supply chains.

Risk Assessment

At Nuvei, we are committed to working with vendors to address issues related to labour relations and working conditions in their supply chains. We stay up to date on the sectors and the geographies that pose a particular risk of modern slavery to identify these risks and take the appropriate measures to mitigate them. If our due diligence process establishes that modern slavery risk exists, a subsequent risk assessment is conducted to determine if risk mitigation steps, remediation steps and/or steps to terminate the relationship should be taken.

Assessing our Effectiveness

Although we have put in place measures to prevent and reduce the risk of modern slavery in our business and supply chains, we have not yet implemented a system to assess the effectiveness of these measures. Nonetheless, Nuvei aims to establish an assessment procedure in the future to ensure alignment with industry best practices. In addition, we remain committed to the fight against modern slavery and will continue to review and enhance our policies and due diligence processes to mitigate our risk towards these practices.

Remediation Measures

In 2023, no incidents of modern slavery have been reported within Nuvei. As a result, remediation measures did not need to be taken to correct an incident of modern slavery or to compensate for loss of income to vulnerable families. However, our Code of Ethics, Global Anti-Discrimination and Human Rights Policy, and Whistleblower Policy provide a framework for Nuvei employees to report unethical conduct. If a situation of non-compliance is reported in the future, Nuvei is committed to implementing remediation measures to correct the situation and improve the enforcement of the policies within the business and supply chains.

Training

All Nuvei employees have a role to play in upholding our ethical standards, values, and principles. To honor our commitment and support our values and standards, all Nuvei employees are required, on an annual basis, to acknowledge they have reviewed and will follow the Code. Employees are responsible for making consistent efforts to achieve Nuvei’s objectives and understand the Code of Ethics and review it on an annual basis. In 2023, Nuvei further implemented mandatory training for Nuvei employees on key corporate policies including but not limited to the Code of Ethics and Whistleblower Policy.

Approval and Attestation

This report was approved by the Board of Directors of Nuvei Corporation on April 11, 2024 for the financial year ended on December 31, 2023, in accordance with subparagraph 11(4)(b)(ii) of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I hereby attest that I have reviewed the information contained in the report for the entities listed above. Based on my knowledge, and having exercised due diligence, I attest, that the information in this report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

/s/ Philip Fayer

Philip Fayer

Founder, Chair of the Board of Directors and Chief Executive Officer

Nuvei Corporation

April 2024

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